SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 14)*

ISRAMCO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

465141406

(CUSIP Number)

Noa Lendner

8, Granit Street, Kiryat Arie, Box 10188

Petach-Tikva, Israel 49222

Telephone: +972-3-922-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Holding Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,592,841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,592,841
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,841
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Naphtha Israel Petroleum Corporation Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON I.O.C. - Israel Oil Company, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,541
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,541
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,541
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON J.O.E.L. Jerusalem Oil Exploration Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Equital Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK Investment LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 465141406
1		NAME OF REPORTING PERSON YHK General Manager Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON United Kingsway Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of the Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465141406
1		NAME OF REPORTING PERSON Haim Tsuff
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,693,382
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,693,382
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,693,382
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introduction

This Amendment No. 14 to Schedule 13D (this “Amendment-14”) relates to the shares of common stock, par value $0.01 (“Common Stock”), of Isramco Inc., a Delaware corporation (the “Issuer”), and amends Amendment No. 13 to the Schedule 13D filed on May 20, 2019 (“Amendment-13”). The prior Amendment-13 amended the original Schedule 13D filed on September 20, 1995, as the same has been previously amended, supplemented and restated by each of Amendment No. 1 thereto filed on January 22, 1996, Amendment No. 2 thereto filed on March 27, 1996, Amendment No. 3 thereto filed on November 29, 1996, Amendment No. 4 thereto filed on February 12, 1997, Amendment No. 5 thereto filed on May 14, 1997, Amendment No. 6 thereto filed on October 21, 1997, Amendment No. 7 thereto filed on January 22, 1998, Amendment No. 8 thereto filed on September 18, 1998, Amendment No. 9 thereto filed on December 30, 1998, Amendment No. 10 thereto filed on April 3, 2014 (“Amendment-10”), Amendment No. 11 thereto filed on March 21, 2018 and Amendment No. 12 thereto filed on January 8, 2019.

Capitalized terms used but not defined in this Amendment-14 have the meanings given to them in Amendment-13.

This Amendment-14 is being jointly filed by the Reporting Persons pursuant to a joint filing agreement attached as Exhibit 99.1 to Amendment-10 to report transactions on or about October 25, 2019.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On October 22, 2019, at 9:00 a.m., Houston time, a special meeting of stockholders of the Issuer was held at the Issuer’s corporate headquarters, 1001 West Loop South, Suite 750, Houston, Texas 77027, USA. At the special meeting, the Issuer’s stockholders voted in favor of the proposal to approve the Agreement and Plan of Merger, dated as of May 20, 2019 (the “Merger Agreement”), by and among the Issuer, Naphtha, Holding, IOC, and Naphtha US Oil, Inc., a Delaware corporation and wholly owned subsidiary of IOC (“Merger Sub” and, together with Naphtha, Holding and IOC, the “Purchaser Parties”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation governed by the laws of the State of Delaware (the “Merger”).

On October 25, 2019, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock, other than shares owned by the Issuer as treasury stock, shares beneficially owned by IOC or Holding, and shares owned by holders of Common Stock who neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected, and not effectively withdrawn or lost, their statutory appraisal rights under Delaware law, was converted into the right to receive $121.40 in cash per share, without interest and subject to any withholding taxes. By virtue of the Merger, at the Effective Time, each share of Common Stock owned by the Issuer as treasury stock immediately prior to the Effective Time was cancelled without payment of any consideration.

As a result of the transactions described above, the Reporting Persons, as a group, beneficially own all of the shares of Common Stock of the Issuer. Upon the consummation of the Merger, the Issuer became an indirect wholly owned subsidiary of Naphtha and the separate corporate existence of Merger Sub ceased. Accordingly, the Reporting Persons caused the Common Stock of the Issuer to cease to be traded on the NASDAQ Capital Market (“NASDAQ”) at 8:00 p.m. Eastern Time on October 24, 2019. The Issuer has requested that NASDAQ file with the Securities and Exchange Commission (the “SEC”) a Form 25 to remove the Common Stock from listing on the NASDAQ and to deregister the Common Stock pursuant to Section 12(b) of the Exchange Act. Additionally, the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 and 15(d) of the Exchange Act.

The foregoing description of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which was filed as Exhibit 99.10 to the Issuer’s Schedule 13D, as filed on May 20, 2019 and which is incorporated herein by reference in its entirety.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)

The aggregate number and percentage shares of Common Stock of the Issuer beneficially owned by the Reporting Persons (based on a total of 2,693,382 shares of Common Stock outstanding as of October 25, 2019) are as follows:

Naphtha Holding Ltd.

(a)	Amount beneficially owned:
1,592,841 shares of Common Stock
Percentage: 59.1%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,592,841 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,592,841 shares of Common Stock

Naphtha Israel Petroleum Corporation Ltd.

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

I.O.C. - Israel Oil Company, Ltd.

(a)	Amount beneficially owned:
1,100,541 shares of Common Stock
Percentage: 40.9%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,100,541 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,100,541 shares of Common Stock

J.O.E.L. Jerusalem Oil Exploration Ltd.

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

Equital Ltd.

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

YHK Investment LP

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

YHK General Manager Ltd.

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

United Kingsway Ltd.

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

Haim Tsuff

(a)	Amount beneficially owned:
2,693,382 shares of Common Stock
Percentage: 100%
(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,693,382 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,693,382 shares of Common Stock

(c)	Except as described herein, none of the Reporting Persons has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d)	Not applicable.

(e)	October 25, 2019

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Joint Filing Agreement listed on Exhibit 99.1 to Amendment 10.

Dated: October 25, 2019

/s/ Haim Tsuff

Haim Tsuff, on behalf of himself, and as attorney-in-fact for:

NAPHTHA HOLDING LTD.*

NAPHTHA ISRAEL PETROLEUM CORPORATION LTD.*

I.O.C. - ISRAEL OIL COMPANY, LTD.*

J.O.E.L. JERUSALEM OIL EXPLORATION LTD.*

EQUITAL LTD.*

YHK INVESTMENT LP*

YHK GENERAL MANAGER LTD.*

UNITED KINGSWAY LTD.*

* The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is attached as Exhibit 99.2 to Amendment-10.